Exhibit 99.1

Vision Marine Technologies Announces Reverse Stock Split

Montreal, Canada – March 27, 2025 – Vision Marine Technologies Inc. (NASDAQ: VMAR), a pioneer in electric marine propulsion, today announced that the Company’s board of directors (the “Board”) approved a 10 -for-1 reverse stock split of the Company's common shares. The reverse stock split is expected to become effective when the market opens on March 31, 2025 (the “Effective Date”) and the Company’s common shares will begin trading on a split-adjusted basis under the existing trading symbol "VMAR." The new CUSIP number for the Company’s common shares following the reverse stock split will be 92840Q301.

The Board of Directors of Vision Marine has approved a reverse stock split, which will reduce the issued and outstanding common shares from approximately 10,400,665 common shares pre-split to approximately 1,040,071 common shares post-split, subject to adjustment resulting from the rounding of fractional shares to the nearest whole number.

The primary goal of the reverse stock split is to increase the per share market price of the Company's common shares in an effort to avoid non-compliance with the minimum $1.00 bid price per share requirement of Nasdaq Listing Rule 5550(a)(2). On March 19, 2025, the Board approved the reverse stock split at the ratio of 10-for-1 and on March 19, 2025, the Board approved the Effective Date.

As a result of the reverse stock split, every ten (10) common shares of the Company issued and outstanding will be automatically consolidated into one common share. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company's outstanding equity awards, as applicable, as well as to the number of shares issuable under the Company’s equity incentive plans. The common shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized common shares (which shall remain limitless) or otherwise affect the par value of the common shares.

No fractional shares of our common shares will be issued in connection with the reverse stock split. Shareholders will be issued one whole common share in exchange for any fractional interest that such shareholder would have otherwise received as a result of the reverse stock split.

Vstock Transfer LLC, the Company's transfer agent, is acting as the exchange agent for the reverse stock split. Shareholders holding their common shares electronically in book-entry form and shareholders who hold their shares through a bank, broker, or other nominee will not need to take any action. Shareholders owning common shares through a bank, broker, or other nominee will have their positions adjusted to reflect the reverse stock split.

About Vision Marine Technologies Inc.

Vision Marine Technologies Inc. (NASDAQ: VMAR) epitomizes the marine industry’s shift towards electric propulsion, offering the pioneering E-Motion™ outboard powertrain system. We believe this innovative technology represents a significant leap forward in marine propulsion, combining advanced battery packs, inverters, and high-efficiency motors with proprietary software and assembly techniques. Vision Marine’s commitment to eco-friendly electric powerboats is reshaping the recreational boating experience, offering higher speeds, longer ranges, and smoother rides than traditional internal combustion engine boats. With a focus on design, innovation, and craftsmanship, Vision Marine continues to redefine recreational boating for a more sustainable future.

Forward-Looking Statements

This press release contains forward-looking statements within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements include predictions, expectations, estimates, and other information that might be considered future events or trends, not relating to historical matters. These statements involve known and unknown risks, uncertainties, and other factors that may cause actual results, performance, or achievements to differ materially from those expressed or implied by such statements. Vision Marine’s Annual Report on Form 20-F for the year ended August 31, 2024, and its periodic filings with the SEC provide a detailed discussion of these risks and uncertainties. Vision Marine does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, as required by law.

Investor and Company Contact:

Bruce Nurse
(303) 919-2913
bn@v-mti.com